

December 17, 2018

John A. Isakson
Chief Financial Officer
Preferred Apartment Communities, Inc.
3284 Northside Parkway NW
Suite 150
Atlanta, GA 30327

      Re: Preferred Apartment Communities, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed March 1, 2018
          File No. 1-34995

Dear Mr. Isakson:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of FFO, Core FFO and AFFO to Net Income (Loss) Attributable to Common Stockholders, page 67

1. We note that you reconcile funds from operations (FFO) from net income (loss) attributable to common stockholders and it appears FFO represents FFO attributable to common stockholders and unitholders. In future filings please revise the label of this non-GAAP measure in your reconciliation to indicate that it is FFO attributable to common shareholders and unitholders. This comment is also applicable to the extent this measure is presented in your earnings release filed on Form 8-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities